

Mail Stop 6010

April 25, 2008

Mr. Patrick D. Campbell
Chief Financial Officer
3M Company
3M Center
St. Paul, Minnesota 55144

>   **Re: 3M Company**
>   **Form 10-K for the Year Ended December 31, 2007**
>   **Filed February 15, 2008**
>   **Response Letter dated April 14, 2008**
>   **File No. 001-03285**

Dear Mr. Campbell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K as of December 31, 2007

General

1.	We refer you to comment 1 in our letter dated March 28, 2008. In your response to the comment, you state that you or one of your international affiliates have had contacts with countries identified as state sponsors of terrorism to, among other things, "supply health care products to civilian...hospitals and clinics." Please clarify for us whether the health care products were supplied by you, pursuant to U.S. export license, or by an international affiliate. If the products were supplied by an international affiliate, please tell us into which of the referenced countries the affiliate provided health care products, and describe the types of health care products the affiliate provided into each of the countries.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Pradip Bhaumik, Office of Global Security Risk, at (202) 551-3333 if you have any questions regarding this comment. Please contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have any other questions.

		Sincerely,

		Kevin L. Vaughn
		Accounting Branch Chief